UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Differences in Consolidated Financial Results

for the Fiscal Year Ended March 31, 2024

Compared to March 31, 2023

Tokyo, May 15, 2024 — MUFG today announced that there have been differences in ordinary income, ordinary profits, and profits attributable to owners of parent in its consolidated financial results for the fiscal year ended March 31, 2024 compared to those for the fiscal year ended March 31, 2023, disclosed on May 15, 2023, which require disclosure under the Securities Listing Regulations of the Tokyo Stock Exchange.

1. Differences between the financial results for the fiscal years ended March 31, 2024 and 2023

	Ordinary income	Ordinary profits	Profits attributable to owners of parent	Basic earnings per share
March 31, 2023 (A)	million yen	million yen	million yen	yen
	9,281,027	1,020,728	1,116,496	90.73
March 31, 2024 (B)	million yen	million yen	million yen	yen
	11,890,350	2,127,958	1,490,781	124.65
Increase (Decrease) ( B – A )	2,609,322	1,107,230	374,285	33.92
Increase (Decrease) ( % )	28.1	108.5	33.5	37.4

2. Reason for the differences

The increase in ordinary income was mainly due to an increase in interest income including interest on loans and bills discounted and interest and dividends on securities.

The increase in profits attributable to owners of parent was mainly due to an increase in customer unit revenues, a change in Morgan Stanley’s accounting period, and the impact of the depreciation of the yen.

The increase in ordinary profits was mainly due to the above factors, as well as ceasing to reflect valuation losses on securities and loans held for sale that were transferred in connection with the sale of shares in MUFG Union Bank, N.A. during the fiscal year ended March 31, 2023.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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